Exhibit 4.14

English Convenience translation of

LEASE (“Mietvertrag”) MV_PUWND_FMC_2

With reference to the “Amendment” / Supplement dated December 19, 2006

(to the main contract concerning Frankfurter Strasse 6-8 (“Main Agreement”)

between

Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG

-hereinafter referred to as “Landlord”-

represented by Fresenius Immobilien-Verwaltungs-GmbH

and

Fresenius Medical Care Deutschland GmbH

-hereinafter referred to as “Tenant”-

§ 1 Leased Property

Production hall 3, the building located on the piece of property at Frankfurter Str. 6-8 at the St. Wendel site, is being leased as of July 1, 2009.

This real property including building(s) is being leased without fixtures within the meaning of the German Valuation Act [“Bewertungsgesetz”].

Tenant has taken over the leased property in the condition stipulated in the contract.

Furthermore, Landlord has acquired space at Frankfurter Str.5 (formerly Globus Handelshof) and has let this space to Tenant since March 1, 2008.

§ 2 Rent and Utilities/Service Costs

The annual rent previously stipulated in the Main Agreement shall change with regard to the leased property at Frankfurter Str. 6-8 pursuant to the Attachment (since July 1, 2009).

The rent for the leased property at Frankfurter Str. 5 (Globus) is:

EUR 5,237.50 a month	as of March 1, 2008
EUR 5,295.11 a month	as of January 1, 2009
EUR 5,342.77 a month	as of January 1, 2010.

In addition, the rent with regard to the leased property at Magdeburger Strasse shall increase pursuant to the Attachment by virtue of an additional investment borne by Landlord.

The statutorily prescribed tax rate shall apply to this additional rent as well as to the value-added tax to be paid in addition to the rent and to the utilities/service costs.

Any and all the subsequent invoices of additional construction costs shall entitle Landlord to make a corresponding adjustment of the rent.

§ 3 Term of the Lease / Validity of the Main Agreement

This Lease commences on the dates designated in § 1 above and supplement the aforementioned Main Agreement. All of the provisions of the Main Agreement dated December 19, 2006 and its references to other agreements between the Parties shall apply accordingly. This also explicitly applies to all amendments of and supplements to the Main Agreement, in particular, any extensions thereof, or the conclusion of a new main agreement, regardless of when such is to be agreed.

§ 4 Written Form/Escape Clause

Every amendment or addition to this Lease must be made in writing and signed by both Parties. This shall also apply to any waiver of the written form. If any provision of this Amendment and/or of the Main Agreement is or becomes invalid, this shall not apply to the Agreement as a whole. In every such case, the Parties shall agree on a contractual amendment or supplement corresponding to what was desired from an economic standpoint, and shall do so multiple times, if necessary.

Dated at Bad Homburg on February 1, 2011

[Signature]	[Signature]
Landlord	Landlord
Dr. Jürgen Götz	Dr. Karl-Dieter Schwab

Dated at Bad Homburg on February 8, 2011

[Signature]	[Signature]
Tenant	Tenant
SIEGER	K. WANZEK